November 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Jenn Do and Kevin Vaughn

Re:	Armata Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Form 10-Q for the quarterly period ended June 30, 2023
File No. 001-37544

Dear Jenn Do and Kevin Vaughn:

On behalf of Armata Pharmaceuticals, Inc. (the “Company”), this letter is being submitted in response to the comment letter dated October 26, 2023 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities & Exchange Commission, relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 and Quarterly Report on Form 10-Q for the period ended June 30, 2023.

For your convenience, the Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

Results of Operations, page 78

1.	Given the significance of your research and development (R&D) expenses for the periods presented, please revise your future disclosures to quantify such expenses by product candidate and provide a detailed analysis of the changes therein. To the extent you are unable to track such costs at that level, revise to disclose that fact and identify the reasons why. For all amounts that are not allocated by product candidate, provide a breakdown by type or nature of expense, such that the total reconciles to the research and development line item on the face of your statement of operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it plans to provide information about external R&D expenses, which are allocated by development program, in its future SEC filings in accordance with the Staff’s comment. Currently the Company does not allocate internal R&D expenses, including personnel related and facilities and overheads by program, however, the Company will continue to refine allocations with future filings, including personnel and manufacturing costs.

Form 10-Q for the quarterly period ended June 30, 2023

Controls and Procedures, page 31

2.	You disclose that you did not identify any change in your internal control over financial reporting that occurred during your latest fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, but that because your "evaluation is ongoing and because of its ongoing nature, there can be no assurance that we will not identify any change that would materially affect, or be reasonably likely to materially affect, our internal control over financial reporting." We note this same qualifying language is included in the Form 10-Q for the quarter ended March 31, 2023. Please revise your future disclosures to comply with the requirements of Item 308(c) of Regulation S-K by providing a clear positive or negative conclusion that omits similar such qualifying language and to clearly disclose any material changes identified.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it plans to make its future disclosures in accordance with the Staff’s comment to provide a clear positive or negative conclusion that omits any qualifying language, and to clearly disclose any material changes in the Company’s internal controls over financial reporting identified for each reporting period.

Thank you for your assistance in this matter. Please do not hesitate to contact me at 310-665-2928 with any questions or comments regarding this letter.

Sincerely,

/s/ Richard Rychlik
Richard Rychlik
Corporate Controller
(Principal Financial Officer)

cc: Jared Fertman, Willkie Farr & Gallagher LLP